SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 12, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 12, 2006

TAM had the highest growth in the domestic market and reaches 45.6%

The company grows 3.2 p.p. in the international market, compared to April-2006

São Paulo, June 12, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, announces the operating data of May-2006, disclosed from National Civil Aviation Agency (ANAC) today, in which TAM registered a 33.0% growth in domestic RPK (demand) compared to the same period last year, and a 20.3% increase in domestic ASK (supply). In May, market demand increased by 24.3%, and market supply increased by 15.8% . In the international market, TAM registered a 45.8% growth in RPK and 28.2% in ASK, compared to May-2005.

TAM´s domestic load factor was 73.4%, representing 7.0 percentage points growth compared to May-2005 and higher than the market average that was 71.2% . Regarding the international load factor, TAM has reached 73.9% representing a 8.9 percentage points growth, higher than the market average that was 65,9%.

TAM registered a domestic market share (RPK) of 45.6%, which represents a 3.0 percentage points growth against the same period of 2005 and 1.3 percentage points against April-2006. As regards the international market, we reached a market share of 28.6%, representing a 12.1 percentage points growth year on year and a 3.2 percentage points compared to April-2006.

The accumulated domestic scheduled yield up to May for the 2Q06 is above the same period of 2005 and aligned with 1Q06.

Operating data	May-2006	May-2005	Var. %

Domestic Market
ASK (millions) – Supply	2,030	1,687	20.3%
RPK (millions) – Demand	1,490	1,121	33.0%
Load Factor	73.4%	66.4%	7.0 p.p.
Market share	45.6%	42.7%	3.0 p.p.

International Market
ASK (millions) - Supply	623	486	28.2%
RPK (millions) - Demand	461	316	45.8%
Load Factor	73.9%	65.0%	8.9 p.p.
Market share	28.6%	16.5%	12.1 p.p.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (choose Investor Relations)

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for over two years and it had a 45.6% market share in May-2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 71 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow it to serve other destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties that may or may not have been estimated. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.